CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

August 11, 2005

Mr. Mark Webb, Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561

RE:   Brownsville Company
         Form SB-2 filed August 11, 2005
         File No. 333-122720

Dear Mr. Webb:

In response to your letter of comments dated August 11, 2005, please be advised as follows:

Risk Factors
  The risk factor regarding seasonality has been provided.

  The risk factor regarding dilution has been provided.

  Risk factor no. 2 has been deleted since it contradicts management's position as set forth in the first paragraph on page 14. Further, risk factor no. 2 states that, "If we do not obtain additional financing or begin generating revenues within the next year, we will have to reduce or suspend operations." The statement is incorrect. Brownsville is already generating revenues and as management states in the first paragraph on page 14, they believe Brownsville will be able to satisfy its working capital needs for the next twelve months.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb

cc: Brownsville Company